UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Win Global Markets, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

972642102
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 972642102	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithfield Fiduciary LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.80%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972642102	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,200 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,200 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,200 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT I IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.95%
12	TYPE OF REPORTING PERSON OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972642102	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,200 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,200 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,200 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT I IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.95%
12	TYPE OF REPORTING PERSON OO – Limited Liability Company

CUSIP No. 972642102	13G/A	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,200 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,200 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,200 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT I IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.95%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 972642102	13G/A	Page 6 of 8 Pages

This Amendment No. 5 (this "Amendment") amends the statement on Schedule 13G filed on December 6, 2006 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on January 30, 2008, as further amended by Amendment No. 3 filed on February 16, 2010, and as further amended by Amendment No. 4 filed on February 4, 2011 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to the shares of common stock, $0.001 par value (the "Common Stock") of Win Global Markets, Inc. (previously known as Win Gaming Media, Inc.), a Nevada corporation (the "Company").  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G.  This Amendment amends and restates Items 1(a), 2(e), 4 and 5 in their entirety as set forth below.

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Win Global Markets, Inc.

Item 2(e).	CUSIP NUMBER:

972642102

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

As of the date hereof, (i) Smithfield Fiduciary LLC owns 500,000 shares of Common Stock and (ii) Highbridge International LLC owns 1,337,200 shares of Common Stock and may be deemed the beneficial owner of the 500,000 shares of Common Stock owned by Smithfield Fiduciary LLC.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 1,837,200 shares of Common Stock owned by Smithfield Fiduciary LLC and Highbridge International LLC.

Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC.  Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and Highbridge International LLC.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.   The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Stock held by Smithfield Fiduciary LLC and Highbridge International LLC.

	(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 62,241,531 shares of Common Stock issued and outstanding as of December 9, 2011, as disclosed in the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 28, 2011.  Therefore, as of the date hereof, based on the Company's outstanding Common Stock, Smithfield Fiduciary LLC may be deemed to beneficially own 0.80% of the outstanding Common Stock of the Company, and each of Highbridge International LLC, Highbridge Capital Management, LLC, and Glenn Dubin may be deemed to beneficially own 2.95% of the outstanding Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.

CUSIP No. 972642102	13G/A	Page 7 of 8 Pages

(c)	(i)	Sole power to vote or direct the vote:

0

	(ii)	Shared power to vote or direct the vote:

See Item 4(a)

	(iii)	Sole power to dispose or direct the disposition:

0

	(iv)	Shared power to dispose or direct the disposition of:

See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

CUSIP No. 972642102	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

SMITHFIELD FIDUCIARY LLC		HIGHBRIDGE INTERNATIONAL LLC

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	Its Trading Manager		Its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

/s/ Glenn Dubin
By:	/s/ John Oliva	GLENN DUBIN
Name:	John Oliva
Title:	Managing Director